SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

BVR SYSTEMS (1998) LTD. REPORTS SECOND QUARTER RESULTS FOR 2007

        Rosh Ha’ayin, Israel – August 30, 2007 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $1.1 million or $0.01 per share for the second quarter of 2007, compared with a net loss of $1.2 million, or $0.01 per share for the second quarter of 2006. Net loss for the first six months of 2007 was $1.1 million or $0.01 per share, compared with a net loss of $1.5 million or $0.01 per share for the first six months of 2006.

        Revenues for the second quarter of 2007 were $2.9 million, compared with revenues of $1.5 million for the second quarter of 2006, which amounts to a 93% growth. For the first six months of 2007, BVR’s revenues were $7.0 million compared with revenues in the first six months of 2006 of $3.8 million, which amounts to an 84% growth.

        Gross profit for the second quarter of 2007 was $0.3 million, compared with a gross loss of $70 thousand for the second quarter of the previous year. For the first six months of 2007, gross profit was $1.8 million compared with a gross profit of $0.6 million for the first six months of 2006, which amounts to a 200% growth.

        Operating loss for the second quarter of 2007 was $1.1 million same as for the same period last year. Operating loss for the first six months of 2007 was $1.0 million compared with an operating loss of $1.4 million for the first six months of 2006.

        BVR’s order backlog at the end of the second quarter of 2007 was approximately $18.9 million compared to an order backlog of $14.4 million for the same period last year, which amounts to a 31% growth.

        On August 28, 2007 the Company announced the award of an Air Defence Simulator contract in an amount of US $ 10.1 million.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company’s web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	June 30		December 31 2006
	2007	2006
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Assets

Current assets

Cash and cash equivalents	1,663	3,385	3,421
Restricted bank deposits	1,185	1,483	967
Trade receivables	3,295	2,268	4,383
Other receivables and prepaid expenses	358	341	262
Inventories	2,021	2,021	2,021

Total current assets	8,522	9,498	11,054

Other non-current assets	1,074	323	1,155

Fixed assets

Cost	10,658	10,171	10,379
Less - accumulated depreciation	9,695	9,350	9,514

Fixed assets, net	963	821	865

Other assets, net	170	268	219

Total assets	10,729	10,910	13,293

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	June 30		December 31 2006
	2007	2006
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Liabilities and Shareholders' Equity

Current liabilities

Credit from bank	233	-	-
Current maturities of long-term loans	-	517	516
Short term loan	620	120	120
Trade payables	1,625	968	1,487
Excess of advances from customers over amounts
recognized as revenue	1,193	624	2,952
Other payables and accrued expenses	2,512	2,055	2,492

Total current liabilities	6,183	4,284	7,567

Long-term liabilities

Long-term payables	-	391	154
Liability for employee severance benefits, net	195	134	166

Total long-term liabilities	195	525	320

Shareholders' equity

Share capital:
Ordinary shares NIS 1.00 par value 400,000,000 shares
authorized as of June 30, 2007 and December 31, 2006
and 200,000,000 shares authorized as of June 30, 2006;
116,863,757 shares issued as of June 30, 2007,
December 31, 2006 and June 30, 2006; and 116,863,757
shares outstanding as at June 30, 2007 and December 31,
2006 and 116,763,757 shares outstanding as of June 30, 2006	25,861	25,837	25,861
Additional paid-in capital	17,000	16,978	16,992
Accumulated deficit	(38,510)	(36,714)	(37,447)

Total shareholders' equity	4,351	6,101	5,406

Total liabilities and shareholders' equity	10,729	10,910	13,293

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Six months ended June 30		Three months ended June 30		Year ended December 31, 2006
	2007	2006	2007	2006
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Revenues:
Sales	6,603	3,603	2,943	1,462	9,827
Royalties and commissions	423	193	-	73	276

Total revenues	7,026	3,796	2,943	1,535	10,103

Cost of revenues	5,275	3,162	2,613	1,605	7,866

Gross profit (loss)	1,751	634	330	(70)	2,237

Operating expenses:
Research and development	525	272	273	196	615
Selling and marketing	1,110	702	571	330	1,430
General and administrative	1,165	1,010	560	486	2,155

Operating loss	(1,049)	(1,350)	(1,074)	(1,082)	(1,963)

Financial expenses, net	(14)	(65)	(12)	(39)	(185)

Loss before income taxes	(1,063)	(1,415)	(1,086)	(1,121)	(2,148)

Income tax expense	-	(75)	-	(75)	(75)

Net loss for the period	(1,063)	(1,490)	(1,086)	(1,196)	(2,223)

Loss per share:

Basic and diluted loss
per share (in US$)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)

Weighted average number of
ordinary shares of nominal
NIS 1.00 par value
outstanding (in thousands)
used in calculation of the basic
and diluted loss per share	116,864	107,817	116,864	116,731	112,361

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: August 30, 2007